eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125 May 14, 2015

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	eBay Inc.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 6, 2015

File No. 000-24821

eBay Inc.

Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2015

Filed April 23, 2015

File No. 000-24821

Dear Ms. Ransom:

Thank you for your letter dated May 7, 2015 (the “Letter”) addressed to eBay Inc. (the “Company” or “eBay”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (the “Form 10-Q”). The Letter was also addressed to PayPal Holdings, Inc. (“PayPal Holdings”) and set forth the comments of the Staff on PayPal Holdings’ Registration Statement on Form 10-12B. PayPal Holdings is responding to those comments (numbered 1 to 11 in the Letter) by a separate letter to the Staff on the date hereof.

For the Staff’s convenience, the text of the Staff’s comments (numbered as they are in the Letter, beginning with comment number 12) is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10-K or Form 10-Q, as applicable.

eBay Inc. Form 10-K for Fiscal Year Ended December 31, 2014

General

12.	The written representations we requested in our prior letter were to be from the Company. However, your response letter was from your external counsel. Please provide the representations previously requested in a written statement from the Company.

Response: We acknowledge the Staff’s comment and have drafted this response letter to respond to the Staff’s comments that relate to eBay’s Form 10-K and Form 10-Q. The Company also hereby affirms the representations made in the April 9, 2015 response letter.

13.	A Settlement Agreement by and between the Department of the Treasury’s Office of Foreign Assets Control (OFAC) and PayPal dated March 23, 2015 indicates that your subsidiary PayPal processed transactions involving Cuba and Sudan. We note also that recent news reports suggest that items recently taken from Syria are being sold on eBay and that PayPal is being used to send money to Syria.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, partners, joint ventures or other direct or indirect arrangements. In this regard, we note your disclosure, on pages 42 and F-31 of the 10-K, regarding PayPal’s activities that may have violated OFAC sanctions regulations. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: PayPal, Inc. (“PayPal”) does not do business with or have agreements with the governments of Cuba, Sudan or Syria or any entities they control. PayPal prohibits access to its website from Cuba, Sudan, Syria, North Korea and Iran, and does not allow people or companies in those countries to register for PayPal accounts. We block IP addresses known to be associated with entities in these countries, and devote significant resources to avoid doing business with sanctioned countries and to preventing payments to or from them.

Since April 2013, PayPal has been scanning transactions in real time, looking for payments in possible violation of OFAC regulations, including payments to or from Cuba, Sudan and Syria. We block or reject any such payments, as appropriate, when identified. Prior to 2013, PayPal also scanned transactions, although not in real time. As a result, before April 2013, some payments were processed before they were identified as prohibited. PayPal self-disclosed the processing of these payments to OFAC as possible violations. PayPal’s March 2015 settlement with OFAC covered such transactions between 2009 and 2013 in possible violation of the Cuba, Sudan and Iran sanctions; there were no alleged violations of the Syria sanctions in the settlement. The violations did not include any payments to or from the governments of Cuba, Sudan or Syria. Many of the violations related to embargoed goods and involved sales of Cuban, Iranian, and Sudanese-origin goods and services by non-Cubans, Iranians and Sudanese, (e.g., the sale of collectible Cuban stamps by non-Cubans). The settlement with OFAC covered the following transactions relating to Cuba, Iran and Sudan:

•	98 transactions totaling $19,334.89 relating to alleged violations of the Cuban Assets Control Regulations;

•	125 transactions totaling $8,257.66 relating to alleged violations of the Iranian Transactions and Sanctions Regulations; and

•	33 transactions totaling $3,314.43 relating to alleged violations of the Sudanese Sanctions Regulations.

In April 2013, we introduced proprietary systems that allow for state-of-the-art, real-time scanning of payments to block or reject, as appropriate, prohibited payments before they are processed. Recently, some media have inaccurately reported that ISIS has illegally trafficked and profited from cultural goods on eBay. eBay and PayPal have found no evidence that the reported sales of two coins occurred, or that those coins were real, even after contacting the U.S. State Department. While eBay does see the illegal trafficking of cultural goods as a threat, we invest in this area and have strong partnerships with experts to identify illegal activity in this space.

14.	You disclose on pages 42 and F-31 PayPal’s settlement discussions with OFAC regarding possible violations of sanctions regulations arising from PayPal’s practices between 2009 and 2013. You also disclose that PayPal has reported to OFAC more recent transactions that may have violated sanctions regulations. To the extent the possible violations you disclose are not covered by the March 23 Settlement Agreement, please tell us the nature of the possible violations, including the countries involved, and the maximum amount of the OFAC penalties to which PayPal may be subject as a result of the possible violations.

Response: As noted in the Registration Statement, the Company has self-disclosed to OFAC certain possible violations that may have occurred subsequent to the implementation of the real-time scanning systems and that were not covered by the settlement. These instances, which are still under review, are of the same nature as those covered in the settlement, namely transactions processed referencing sanctioned countries (Cuba, Iran, Sudan, Syria, Burma and North Korea) or embargoed goods, or involving entities on OFAC’s “Specially Designated Nationals” list. Most of these transactions were appropriately flagged by the Company’s real-time scanning systems, which of necessity capture many “false positives” (due to such factors as the common or similar sounding names or email addresses) that then have to be manually reviewed for conformance. A majority of these self-reported transactions were processed (or rejected instead of being blocked) due to human error. We have invested, and are continuing to invest, significant resources in technology, training and education to continually improve our systems and processes. It is impossible to predict how and when OFAC will assess these possible violations. If OFAC considers them to be non-egregious, the maximum penalty would be half of the transaction value (PayPal’s average payment is $68). If OFAC considers them to be egregious, the maximum penalty could be $125,000 per violation. Although there is no way for us to be certain, we believe that any penalty that OFAC ultimately chooses to bring against us for these self-reported transactions would be much smaller than the maximum possible penalty given the substantial efforts we continue to make to improve our systems and processes in this area, the size and number of transactions, and the fact that some of the transactions that were incorrectly processed were nonetheless rejected so that no money was transferred despite the error.

15.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comments above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response: There have been no contacts of any kind between PayPal and the governments of Cuba, Sudan or Syria, or any entities that they control. As explained above, PayPal’s settlement with OFAC covered payments relating to embargoed goods or transactions involving Cuban nationals. These transactions were not material – either individually or on an aggregate basis. The settlement with OFAC covered the following transactions relating to Cuba, Iran and Sudan:

•	98 transactions totaling $19,334.89 relating to alleged violations of the Cuban Assets Control Regulations;

•	125 transactions totaling $8,257.66 relating to alleged violations of the Iranian Transactions and Sanctions Regulations; and

•	33 transactions totaling $3,314.43 relating to alleged violations of the Sudanese Sanctions Regulations.

Item 9A: Control and Procedures, page 72

16.	We note in your response to comment 34 that the internal control relevant to the accounting error was a quarterly analysis to support the booking or release of a valuation allowance. You state that deficiency was in the control design as this was a complex intercompany transaction that had non-routine tax accounting implications. You state that the maximum exposure of the control failure was not material and refer to the amount of valuation allowances on capital loss carryover and operating loss carryforward. Please address the following:

•	Describe in greater detail the specific nature and design of the control that failed. Also as it relates to the precision of the control, describe how the review control was appropriately executed even though the accounting literature was incorrectly applied;

•	Explain how the design of the control “did not extend to include full documentation of the resulting tax accounting consequences that would be required under ASC 740 – Income Taxes.” Include also a detailed discussion of the nature and cause of the control deficiency;

Response: As noted in our prior response, the control that failed is a quarterly control (An analysis is performed quarterly to support the booking or release of valuation allowances). The underlying process of the control includes appropriate eBay personnel gathering and analyzing information to determine whether a valuation allowance is required to be established or released. The analysis is based on information including forecasted profitability by entity, business strategy, transactions and events within the business, and viable planning strategies. The scope of the analysis performed includes all entities/jurisdictions and all types of attributes, and there is no threshold applied for the performance or review of the analysis. If a judgment is made regarding the actual recording or release of a valuation allowance due to immateriality, such judgment would be made as an outcome of the review of the quarterly analysis and is documented as part of the review sign-off. Review of the analysis performed includes review of the calculations and supporting documentation for all valuation allowance positions. The supporting documentation and calculations are comprised of evidence prepared by eBay’s tax personnel (documentation of viable tax planning strategies) or gathered from other finance functions, including treasury (detailed securities trading and investment activity) and FP&A (forecasted profit/loss by entity). This documentation is supplemented by advice and information provided by external tax advisors. The objective of the control is to ensure valuation allowance bookings and releases are appropriately calculated based on supporting information and that appropriate judgments and accounting standards are applied regarding the timing and basis of the bookings or releases.

As part of evaluating the appropriateness of the release of the particular valuation allowance driving the identified deficiency, our analysis and determinations with respect to a supportable release of the valuation allowance were performed and were appropriately executed consistent with the guidance in ASC 740. However, specific to this particular intercompany transaction, intra period allocation rules should have been specifically and rigorously analyzed related to appreciation on Available-for-Sale (AFS) Securities when there is a valuation allowance release in order to determine which portion of the benefit resulting from the valuation allowance release should be recorded in continuing operations and which portion should be recorded in other comprehensive income. We spent a significant amount of time evaluating the intercompany transaction which was done as a tax planning strategy to utilize capital losses prior to expiration. As part of this assessment we engaged external tax advisors in planning and designing the execution of this transaction and to ensure a timely transaction that would result in the utilization of the capital losses and support a subsequent release of the valuation allowance. This included assessing:

•	Whether this intercompany transaction resulted in a true realization event of the capital loss carryforwards under the tax rules and considering the relevant accounting guidance;

•	The new basis of the investment after the intercompany transaction and the cash tax savings from this transaction; and

•	The appropriate time of the release of the valuation allowance based on the guidance in ASC 740 – As part of this, we evaluated the legal, regulatory, commercial and strategic reasons of such a sale, soliciting input from other internal stakeholders, including corporate development, treasury and FP&A.

After careful consideration of the applicable accounting literature and accounting firm guidance, we concluded that the fourth quarter of 2014 was the appropriate time to release the valuation allowance set up against all prior capital losses. We also considered the intra period allocation rules, including discussions with our external tax advisors and independent auditors, however the full tax accounting analysis of the application of these rules was not performed, as stated above.

As a result, in the initial booking of the valuation allowance release, we attributed the full amount of the benefit (due to the realization of the capital loss carryovers) to other comprehensive income considering this was an intercompany transaction that had no continuing operations impact in the statement of income outside the provision of income taxes; however the intra period allocation rules are interpreted to allocate only the current year’s portion of unrealized gain to other comprehensive income. The amounts relating to prior periods’ gains are attributed to continuing operations. The adjustment recorded subsequent to our 8-K filed on January 21, 2015, and as referenced in our 8-K filed on February 6, 2015, was to reflect the portion of the benefit relating to the prior periods’ gains of the transacted AFS Securities in continuing operations.

As stated above, the design of the control focused on the appropriateness of the establishment or release of valuation allowances based upon the guidance in ASC 740, which operated effectively and the control had the proper review in place. The control as designed, however, did not extend to the technical tax accounting analysis and documentation with respect to the interaction of intra period tax allocation rules in the context of an intercompany transaction if a conclusion is reached to record or release a valuation allowance. It is our view that had the design of the control included the completion of the full tax accounting analysis of the intra period allocation rules, the initial recording of the valuation allowance release would have reflected the appropriate allocation. This approach to formally document detailed technical accounting analyses reflects how we have designed other controls within eBay with respect to non-routine transactions or unique circumstances involving highly complex, technical or judgmental accounting matters.

•	Describe in detail your evaluation of the severity of the control deficiency identified in your response and how it considered whether it was reasonably possible that the identified control deficiency would fail to prevent or detect a material misstatement. Refer to the factors beginning on page 35 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934”;

Response: We evaluated the severity of the control deficiency in view of both quantitative and qualitative factors. For an assessment of key quantitative factors, we respectfully refer the Staff to our prior response. Below, we have detailed further information regarding our rationale relative to the potential magnitude of misstatement that might result from the identified deficiency, as well as expanded upon qualitative factors considered.

Based on our analysis, we concluded that the failed control represented a control deficiency. We review all control deficiencies with our Audit Committee, and this identified control deficiency was no exception, particularly given our conclusion to issue an 8-K to explain the adjustment to our financial results as reported in our Form 10-K to our investors.

We considered the financial statement amounts exposed to this deficiency, including the volume of activity in valuation allowance releases in fiscal 2014 as well as activity expected in future periods. As specified above, the control failure occurred due to the application of intra period allocation rules to a specific intercompany transaction; however all other aspects of the control operated as designed. As a result, the potential magnitude of a misstatement that might result from this deficiency is limited to the application of the intra period allocation rules once a determination has been made that a valuation allowance will be released.

We calculated a potential magnitude of exposure based on potential valuation allowance (VA) releases that could require the application of the intra period allocation rules.

•	Prior to this transaction, eBay’s capital loss carryovers were approximately $403 million and were subject to a VA as the carryovers were expected to expire unutilized. The deferred tax asset and the VA related to these capital loss carryovers were both approximately $141 million.

•	The intercompany transaction resulted in a pre-tax capital gain for eBay of $276 million and the entire $276 million was applied against the capital loss carryovers. The gain resulted in a tax liability of approximately $105 million for which we utilized and released the VA.

•	We further evaluated other deferred tax balances that have VA’s and noted the total VA is approximately $50 million related to operating loss carryforwards.

•	Of this $50 million approximately $29 million relates to NOL’s and VA’s in international jurisdictions that cannot be utilized in a similar transaction as those entities do not hold any securities that could be sold, resulting in the release of a VA that requires the application of the intra period allocation rules. Therefore this $29 million was not included in the analysis of potential magnitude of misstatement.

•	The remaining operating loss carryforwards and associated VA’s of $21 million are in the US and, if released, would require the application of the intra period allocation rules.

•	However, in order to utilize this $21 million, we would have to sell approximately $850 million worth of AFS Securities. Thus, in order to utilize these operating loss carryforwards and release the associated VA, we would have to sell the entire remaining holding of AFS Securities.

•	Based on our intent to hold such AFS Securities and our tax planning strategies, this would not be prudent or feasible. However for purposes of our evaluation of the potential magnitude of misstatement, we included the $21 million as a potential exposure.

•	Based on this analysis the potential magnitude of misstatement is considered to be $109 million ($88 million adjustment plus additional exposure of $21 million). We also considered if the amount correctly booked to other comprehensive income should be included in the potential magnitude of misstatement. If included, this would result in a potential magnitude of misstatement of $126 million.

In determining whether the identified deficiency would fail to prevent or detect a material misstatement, we analyzed the factors in SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934,” and can highlight the following:

•	The deficiency related to the application of intra period allocation rules to the release of a valuation allowance. While valuation allowance releases are an aspect of tax accounting that require careful analysis, it is not an account that represents a high risk of loss or fraud.

•	The deficiency does not impact any asset or liability accounts, the subtotals within the statement of cash flows, or any liquidity measures. The correction of the misapplication of the intra period allocation rules resulted in a benefit to net income and EPS that was not material from a quantitative perspective. The only accounts impacted by the adjustment were the tax provision and other comprehensive income. The amount of a valuation allowance release was accurate, but not recorded in the proper geography.

•	The deficiency stemmed from one control design flaw and did not impact other controls in the tax cycle. We believe we have a robust complement of internal controls within our tax cycle, specifically with respect to the completeness and accuracy of the tax provision. Based on results of testing of the other controls in the tax cycle, including consideration of prior control deficiencies, as well as positive historical evidence including prior tax planning considerations that have been accounted for correctly, we do not believe this to be a pervasive deficiency in our overall control environment.

•	The deficiency does not imply any fraudulent behavior.

•	The deficiency does not impact any of our financial covenants.

•	The adjustment in the fourth quarter only impacts GAAP net income and no adjustment was required for our non-GAAP net income, which we believe is a key financial metric for our investors.

•	Tell us which COSO component(s) were affected by the control deficiency. In addition, tell us how you evaluated whether there were any deficiencies in your risk assessment controls and processes resulting in the error and, if so, how you evaluated the severity of those deficiencies; and

Response: We concluded the 17 COSO principles were present and functioning as of December 31, 2014. This control deficiency impacts the Control Activities component of the COSO framework specifically focusing on principle 10 – Selects and Develops Control Activities. We have analyzed this control deficiency as described above and do not believe this control deficiency is pervasive.

We believe our risk assessment processes continue to be effective and drive the appropriate selection and implementation of controls necessary to respond to the risks of material misstatement in our financial statements. Based on the analysis performed, our evaluation of risk assessment controls and processes did not result in identification of additional operational or design deficiencies that would need to be evaluated.

•	Tell us if you made or plan to make changes or improvements in your internal control over financial reporting (ICFR) as a result of the identification of the error, and what those changes are.

Response: Our standard practice is to remediate all identified control deficiencies, whether or not determined to be a material weakness. As a result of the identified design gap, we have assessed and determined that the valuation allowance control as it existed in the fourth quarter of 2014 should be amended to include formalizing the tax accounting analysis related to intra period allocation technical accounting considerations for the release of valuation allowances.

For the reasons noted above, we do not believe that the proposed change to our valuation allowance control will have, or is reasonably likely to have, a material effect on our ICFR. As such, we determined that no disclosure related to a change in our ICFR was necessary to Item 9A of our Form 10-K for the period ended December 31, 2014. We subsequently updated our control activity description for this control but for the reasons stated above we did not believe a disclosure related to a change in our ICFR was necessary in Item 4 of our Form 10-Q for the period ended March 31, 2015.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Notes to the Condensed Consolidated Financial Statements

Note 9 – Commitments and Contingencies, page 20

17.	We note your responses to comments 28 and 33. As comment 28 was also applicable to eBay, please tell us why you have not revised your commitments and contingencies footnote to describe and quantify your exposure under the buyer and seller protection programs, and confirm to us you will include it in any applicable future filings. You also make reference in your response to certain disclosures in MD&A related to these programs. While we do not object to the discussion and analysis of the impact of these programs in MD&A, the disclosure requirements of ASC 460-10-50 are required to be included in your financial statements. Lastly, in your response, please also show us what your disclosure would have looked like had it been included in your most recently filed Form 10-Q.

Response: We acknowledge the Staff’s comment and respectfully advise that PayPal’s protection programs represent the only effective guarantees for which maximum potential exposure is required to be disclosed under ASC 460-10-50 in eBay’s consolidated financial statements. As such, the applicable disclosure related to eBay’s consolidated Form 10-Q for the period ended March 31, 2015 would follow the disclosure in PayPal’s unaudited combined financial statements for the period ended March 31, 2015 in their information statement filed on May 14, 2015.

In response to the Staff’s comment, below is what this disclosure would have looked like in eBay’s Form 10-Q for the period ended March 31, 2015. To the extent that PayPal continues to be reported with eBay’s consolidated financial statements we will revise future filings to provide disclosure consistent with the following.

Example disclosure:

Note 9 – Commitments and Contingencies

Protection Programs

Through our Payments segment, we provide customers with protection programs on substantially all transactions completed through PayPal’s payments networks, except for transactions using PayPal’s payment gateway businesses. These programs protect customers from loss primarily due to fraud and counterparty performance.

The maximum potential exposure under PayPal’s protection programs is estimated to be the portion of total eligible transaction volume (TPV) for which customer protection claims may be raised under existing PayPal user agreements. Since eligible transactions are typically completed in a period significantly shorter than the period under which disputes may be opened, and based on historical losses to date, we do not believe that that the maximum potential exposure is representative of our actual potential exposure. We record a liability with respect to losses under PayPal’s protection programs when they are probable and the amount can be reasonably estimated.

The following table provides management’s estimate of the maximum potential exposure related to PayPal’s protection programs as of March 31, 2015 and December 31, 2014:

	Maximum potential exposure		Allowance for Transaction Losses
(In millions)	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Protection Programs	$73,449	$75,833	$175	$166

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General and Administrative, page 37

18.	We note your disclosure on pages 28, 29 and 37 related to the restructuring costs associated with your global workforce reduction plan. To the extent material, the expected effects on future earnings and cash flows resulting from the plan (for example, reduced employee expense) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. Please revise future filings to discuss these impacts and show us in your response what your disclosure would have looked like had it been included in your most recently filed Form 10-Q. Refer to SAB Topic 5:P.4.

Response: We note the Staff’s comment and advise that with our future filings, beginning with our Form 10-Q for the period ended June 30, 2015, we will include disclosure similar to the following, which is based on first quarter information:

Example disclosure:

MD&A

General and administrative expenses increased $200 million, or 43%, during the three months ended March 31, 2015 compared to the same period of the prior year. The increase was due primarily to restructuring costs related to our global workforce reduction and costs related to our planned separation of our PayPal business (as discussed in Overview above). In January 2015, at a regular meeting of our Board of Directors (the “Board”), the Board approved a plan to implement a strategic reduction of our existing global workforce. As a result, we are reducing our workforce globally. The reduction is expected to be substantially completed in the first half of 2015 and generate annual savings of more than $300 million across the Company. The savings are expected to be reinvested back into other areas of the business to drive additional growth. See “Note 15 - Restructuring” to the condensed consolidated financial statements included in this report. General and administrative expenses as a percentage of net revenues were 15% and 11% for the three months ended March 31, 2015 and 2014, respectively.

Liquidity and Capital Resources

In January 2015, at a regular meeting of our Board of Directors (the “Board”), the Board approved a plan to implement a strategic reduction of our existing global workforce. As a result, we are reducing our workforce globally. The reduction is expected to be substantially complete in the first half of 2015. During the first quarter of 2015 we recognized total restricting expense of approximately $119 million for which approximately $45 million was paid during the quarter. Substantially all of the remaining accrued liability as of March 31, 2015 is expected to be paid during the second quarter of 2015.

Item 3: Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk, page 45

19.	We note your responses to comments 22 and 33. As comment 22 was also applicable to eBay, please tell us why quantitative information related to foreign currency exchange risk required by Item 305(a)(1) of Regulation S-K was not included in your Form 10-Q for the quarterly period ended March 31, 2015, and confirm to us you will include it in future filings. In your response, please also show us what your disclosure would have looked like had it been included in your most recently filed Form 10-Q.

Response: We acknowledge the Staff’s comment and respectfully advise that below is what our disclosure would have looked like had it been included in our most recent filing on Form 10-Q. We will update our future filings, beginning with our Form 10-Q for the period ended June 30, 2015, to reflect disclosure that is consistent with the following information.

Example disclosure:

We use foreign exchange forward contracts to protect our forecasted U.S. dollar-equivalent earnings from adverse changes in foreign currency exchange rates. These hedging contracts reduce, but do not entirely eliminate, the impact of adverse currency exchange rate movements. We designate these contracts as cash flow hedges for accounting purposes. The effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (AOCI) and subsequently reclassified into revenue in the same period the forecasted transaction affects earnings. The ineffective portion of the unrealized gains and losses on these contracts, if any, is recorded immediately in earnings.

We considered the historical trends in currency exchange rates and determined that it was reasonably possible that changes in exchange rates of 20% for all currencies could be experienced in the near term. If the U.S. dollar weakened by 20% at March 31, 2015, the amount recorded in AOCI related to our foreign exchange forward contracts before tax effect would have been approximately $366 million lower. If the U.S. dollar strengthened by 20% at March 31, 2015, the amount recorded in AOCI related to our foreign exchange forward contracts before tax effect would have been approximately $366 million higher.

In addition, we use foreign exchange contracts to offset the foreign exchange risk on our assets and liabilities denominated in currencies other than the functional currency of our subsidiaries. These contracts reduce, but do not entirely eliminate, the impact of currency exchange rate movements on our assets and liabilities. The foreign currency gains and losses on the assets and liabilities are recorded in “Other income (expense), net,” which are offset by the gains and losses on the foreign exchange contracts.

We considered the historical trends in currency exchange rates and determined that it was reasonably possible that adverse changes in exchange rates of 20% for all currencies could be experienced in the near term. These changes would have resulted in an adverse impact on income before income taxes of approximately $30 million at March 31, 2015 without considering the offsetting effect of hedging. Foreign exchange contracts in place as of March 31, 2015 would have resulted in an offsetting effect of approximately $35 million, resulting in a net positive impact of approximately $5 million. These reasonably possible adverse changes in exchange rates of 20% were applied to total monetary assets and liabilities denominated in currencies other than the functional currencies of our subsidiaries at the balance sheet dates to compute the adverse impact these changes would have had on our income before income taxes in the near term.

*        *        *

In the instances indicated above, we believe that revisions in response to Staff’s comments will enhance our disclosure. However, we believe that the filings in question substantially comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

*        *        *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-967-4123). In addition, you are welcome to contact Trevor S. Norwitz of Wachtell, Lipton, Rosen & Katz at (212-403-1333).

Very truly yours,

eBay Inc.

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer